PRINCIPAL VARIABLE CONTRACTS FUNDS, INC.

CONTRACTUAL FEE WAIVER AGREEMENT

AGREEMENT to be effective May 1, 2022 by and between Principal Variable Contracts Funds, Inc. (the "Fund") and Principal Global Investors, LLC (the "Advisor") (together, the "Parties").

The Advisor has contractually agreed to limit the Fund's expenses (excluding interest expense, expenses related to fund investments, acquired fund fees and expenses, and other extraordinary expenses) on certain share classes of certain of the Accounts. For avoidance of doubt, the expenses associated with collecting tax reclaims in foreign countries, such as countries in the European Union, for taxes withheld in prior years are extraordinary expenses and, as such, are excluded from the expense limits. The reductions and reimbursements are in amounts that maintain total operating expenses at or below certain limits. The limits are expressed as a percentage of average daily net assets attributable to each respective class on an annualized basis. The expenses borne by the Advisor are subject to reimbursement by the Accounts through the fiscal year end, provided no reimbursement will be made if it would result in the Accounts' exceeding the total operating expense limits. The operating expense limits are attached on Schedule A to this Agreement.

Further, the Advisor has contractually agreed to waive a portion of the management fee it receives from certain Accounts. The waiver is expressed as a percentage of average daily net assets. The management fee waivers are attached as Schedule B to this Agreement.

The Agreement embodies the entire agreement of the Parties relating to the subject matter hereof. This Agreement supersedes all prior agreement and understandings, and all rights and obligations thereunder are hereby cancelled and terminated. No amendment or modification of this Agreement will be valid or binding unless it is in writing by the Parties.

This Agreement may be executed simultaneously in two or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument. Each Party agrees that electronic signatures of the Parties included in this Agreement are intended to authenticate this writing and to have the same force and effect as manual signatures. Electronic signature means any electronic sound, symbol, or process attached to or logically associated with a record and executed and adopted by a party with the intent to sign such record, including facsimile or email electronic signatures.

IN WITNESS WHEREOF, the Parties hereto have caused this Agreement to be executed effective as of the day and year first written above.

PRINCIPAL VARIABLE CONTRACTS FUNDS, INC.PRINCIPAL GLOBAL INVESTORS, LLC

By:	/s/ Clint L. Woods	By:	/s/ Clint L. Woods

Name:	Clint L. Woods	Name:	Clint L. Woods
Title:	Vice President, Counsel, and Assistant Secretary	Title:	Vice President, Associate General Counsel,
and Secretary
By:	/s/ Beth C. Wilson	By:	/s/ Adam U. Shaikh

Name:	Beth C. Wilson	Name:	Adam U. Shaikh
Title:	Vice President and Secretary	Title:	Assistant General Counsel

SCHEDULE A

Series	Class 1	Class 2	Class 3	Expiration
Blue Chip Account	N/A	N/A	1.05%	April 30, 2023
Diversified Balanced Managed Volatility Account	N/A	0.31%	N/A	April 30, 2023
Global Emerging Markets Account	1.20%	N/A	N/A	April 30, 2023
LargeCap Growth Account I	0.69%	N/A	N/A	April 30, 2023
U.S. LargeCap Buffer July Account	N/A	0.95%	N/A	April 30, 2024

SCHEDULE B

Series	Waiver	Expiration
LargeCap Growth Account I	0.016%	April 30, 2023

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